FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              17 March, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the hares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

INTERNATIONAL POWER PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) above


3. Name of person discharging managerial responsibilities

SEAN NEELY


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEAN NEELY


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEAN NEELY


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SEAN NEELY


8 State the nature of the transaction

SALE OF SHARES


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

19,636


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0013%


13. Price per share or value of transaction

19,636 SOLD AT GBP2.7725


14. Date and place of transaction

17 MARCH 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NOT APPLICABLE


16. Date issuer informed of transaction

17 MARCH 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

NOT APPLICABLE


18. Period during which or date on which it can be exercised

NOT APPLICABLE


19. Total amount paid (if any) for grant of the option

NOT APPLICABLE


20. Description of shares or debentures involved (class and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE


22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE


24. Name of contact and telephone number for queries

ANNA HIRST - INVESTOR RELATIONS MANAGER - + 44(0)20 7320 8788


Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN RAMSAY, COMPANY SECRETARY

Date of notification

17/03/2006

                                             INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary